EXHIBIT 6
Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-643-8073
Fax: 416-601-6590
www.deloitte.ca
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2, and 26 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated February 10, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
/s/ “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2010
Membre de / Member of Deloitte Touche Tohmatsu